Exhibit 99.1

NEWS RELEASE

Thomson Reuters Commences Debt Exchange Offers and Consent Solicitations

TORONTO, February 11, 2025 – Thomson Reuters (TSX/NYSE: TRI), a global content and technology company, announced today that it has commenced offers to exchange all validly tendered and accepted notes of Thomson Reuters Corporation, an Ontario corporation (“TRC”), of the series described below (the “Old Notes”) for new notes (the “New Notes”) to be issued by TR Finance LLC (“TR Finance”), an indirect 100% owned U.S. subsidiary of TRC, having the same interest rate, interest payment dates, maturity date and optional redemption date as the applicable exchanged series of Old Notes. The New Notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by TRC as well as West Publishing Corporation, Thomson Reuters Applications Inc. and Thomson Reuters (Tax & Accounting) Inc., each of which is an indirect 100% owned U.S. subsidiary of TRC (together, the “Subsidiary Guarantors”).

TRC is making the exchange offers to optimize the Thomson Reuters group capital structure and align revenue generation to indebtedness and give existing holders of Old Notes the option to receive notes issued by TR Finance with the same financial terms and substantially similar covenants as the applicable series of Old Notes.

The particulars of the exchange offers are described in the following table:

				In respect of Old Notes tendered at or prior to the Early Tender Time (as defined below) (1)(2)		In respect of Old Notes tendered after the Early Tender Time and prior to the Expiration Time (as defined below) (1)(2)
				Exchange Consideration (1)(2)	Consent Solicitation Fee	Exchange Consideration (1)(2)	Consent Solicitation Fee
Aggregate Principal Amount Outstanding	Series of Notes Issued by TRC to be Exchanged (collectively, the “Old Notes”)	CUSIP No.	Series of Notes to be Issued by TR Finance (collectively, the “New Notes”)	New Notes (principal amount)	Cash	New Notes (principal amount)	Cash
$500,000,000	3.350% Notes due 2026	884903BV6	3.350% Notes due 2026	$1,000	$2.50	$970	$0.00
$500,000,000	5.850% Notes due 2040	884903BH7	5.850% Notes due 2040	$1,000	$2.50	$970	$0.00
$119,045,000	4.500% Notes due 2043	884903BM6	4.500% Notes due 2043	$1,000	$2.50	$970	$0.00
$350,000,000	5.650% Notes due 2043	884903BP9	5.650% Notes due 2043	$1,000	$2.50	$970	$0.00
$400,000,000	5.500% Debentures due 2035	884903AY1	5.500% Debentures due 2035	$1,000	$2.50	$970	$0.00

Notes:

(1)	Consideration per $1,000 principal amount of Old Notes validly tendered and accepted, subject to any rounding as described in the prospectus.
(2)	The term “New Notes” in this column refers, in each case, to the series of New Notes corresponding to the series of Old Notes of like maturity and coupon set forth in the applicable row.

In connection with the exchange offers, TRC is also soliciting consents from holders of the Old Notes to amend (the “Proposed Amendments”) the indenture and the applicable supplemental indentures governing the Old Notes (the “TRC Indenture”), including certain covenants and related definitions, to modify or eliminate certain reporting requirements, restrictive covenants and events of default. If the Proposed Amendments are adopted with respect to a particular series of Old Notes, the notes of that series will have fewer restrictive terms and afford reduced protection to the holders of those notes compared to those currently applicable to the Old Notes or those that will be applicable to the newly issued New Notes. In order for the Proposed Amendments to be adopted with respect to a series of Old Notes, holders of not less than a majority of the aggregate principal amount of the outstanding Old Notes of that series must consent. Holders may not consent to the Proposed Amendments without tendering their Old Notes in the applicable exchange offer and may not tender their Old Notes for exchange without consenting to the applicable Proposed Amendments. By tendering Old Notes for exchange, holders will be deemed to have validly delivered their consent to the Proposed Amendments with respect to that specific series.

The exchange offers and consent solicitations commenced on February 11, 2025 and will expire at 5:00 p.m., New York City time, on March 17, 2025 (as extended or otherwise, the “Expiration Time”). In exchange for each $1,000 principal amount of Old Notes that is validly tendered prior to 5:00 p.m., New York City time, on February 25, 2025 (as extended or otherwise, the “Early Tender Time”), and not validly withdrawn, holders will receive the exchange consideration of $1,000 principal amount of New Notes of the applicable series (the “Total Consideration”), as well as a consent solicitation fee in the amount of $2.50 in cash (the “Consent Solicitation Fee”) for consenting to the Proposed Amendments by tendering such Old Notes, all as set out in the table above. In exchange for each $1,000 principal amount of Old Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time and not validly withdrawn, holders will receive the exchange consideration of $970 principal amount of New Notes of the applicable series, as set out in the table above. Holders who have validly consented to the Proposed Amendments by tendering such Old Notes after the Early Tender Time but prior to the Expiration Time will not receive the Consent Solicitation Fee.

If a holder validly tenders Old Notes before the Early Tender Time, it may validly withdraw its tenders in respect of such Old Notes at any time prior to the Expiration Time, but such holder will not receive the Total Consideration and the Consent Solicitation Fee unless such holder validly re-tenders such notes before the Early Tender Time. Tenders of Old Notes may not be withdrawn after the Expiration Time. Consents may be revoked only by validly withdrawing the associated tendered Old Notes prior to the Expiration Time (and may not be revoked at any time thereafter). A valid withdrawal of tendered Old Notes prior to the Expiration Time will be deemed to be a concurrent revocation of the related consent to the Proposed Amendments, and a revocation of a consent to the Proposed Amendments prior to the Expiration Time will be deemed to be a concurrent withdrawal of the related tendered Old Notes.

On or about the settlement date of the exchange offers, which is expected to be the third business day following the expiration of the exchange offers (the “Settlement Date”), it is anticipated that TRC and the trustees under the TRC Indenture will execute and deliver a supplemental indenture to the TRC Indenture to give effect to the Proposed Amendments with respect to each series of Old Notes for which the requisite consents have been obtained. The Proposed Amendments contained therein will become effective from the Settlement Date. The Proposed Amendments will not affect any series of notes under the TRC Indenture that are not subject to the exchange offers and consent solicitations.

Each New Note issued in exchange for an Old Note will have the same interest rate, interest payment dates, maturity date and optional redemption date as the corresponding series of the exchanged Old Notes. The New Notes will be senior unsecured obligations of TR Finance and will rank equally with all of TR Finance’s other existing and future senior unsecured obligations. The New Notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by TRC and the Subsidiary Guarantors. In addition, on or about the Settlement Date of the exchange offers, the Subsidiary Guarantors will also guarantee the remaining Old Notes (and all other series of notes under the TRC Indenture) on the same basis that TRC and the Subsidiary Guarantors will guarantee the New Notes upon closing of the exchange offers. As such, it is expected that the remaining Old Notes (and all other series of notes under the TRC Indenture) and the New Notes will be effectively pari passu.

Interest will continue to accrue on the tendered Old Notes from the most recent interest payment date of the tendered Old Note to, but not including, the Settlement Date, irrespective of whether a record date for payment falls before or after the Settlement Date, which interest will be paid on the next interest payment date (and not on the Settlement Date). Interest on the applicable New Note will accrue from and including the Settlement Date to, but not including, the next interest payment date. Consequently, holders of New Notes who validly tender their Old Notes prior to the Early Tender Time and receive the Total Consideration will receive the same total amount of interest payments that they would have received had they not exchanged their Old Notes in the applicable exchange offer. Holders who trade, or otherwise dispose of, their New Notes prior to the first applicable record date for payment of interest following the Settlement Date will not be entitled to receive any interest on the applicable New Note or the corresponding tendered Old Note.

The lead dealer manager and solicitation agent for the exchange offers and consent solicitations is:

J.P. MORGAN

383 Madison Avenue

New York, New York 10179

Attention: Liability Management Group

Telephone (Toll-Free): (866) 834-4666

Telephone (Direct): (212) 834-3424

RBC Capital Markets, LLC is serving as co-dealer manager and solicitation agent for the exchange offers and consent solicitations (together with J.P. Morgan, the “Dealer Managers”).

The exchange agent and information agent for the exchange offers and consent solicitations (the “Exchange Agent and Information Agent”) is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll Free: (888) 644-6071

Banks and Brokers Call: (212) 269-5550

Email: tri@dfking.com

The exchange offers and the consent solicitations are being made pursuant to the terms and conditions set forth in TR Finance’s preliminary short form prospectus, dated February 11, 2025, which forms part of the joint registration statement on Form F-10 and F-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”). You may obtain copies of these documents without charge from the Exchange Agent and Information Agent at their telephone numbers and email address set forth above. These documents are also available electronically for free on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Before participating in the exchange offers and consent solicitations, you should read these documents and the documents incorporated by reference therein for more complete information about TRC, TR Finance and the exchange offers and consent solicitations. The prospectus may be amended and the New Notes to be issued in connection with the exchange offers may not be offered nor may tenders of Old Notes be accepted until a receipt for the final prospectus relating to the exchange offers (the “Final Prospectus”) has been issued. The Registration Statement of which the prospectus forms a part has been filed with the SEC but has not yet been declared effective by the SEC under the U.S. Securities Act of 1933, as amended, and the New Notes to be issued in connection with the exchange offers may not be offered nor may tenders of Old Notes be accepted prior to the time the Registration Statement has been declared effective. Neither the SEC nor any state securities commission has approved or disapproved of the securities described herein or determined if the Registration Statement is truthful or complete. Any representation to the contrary is a criminal offense.

None of TR Finance, TRC, the Subsidiary Guarantors, the Dealer Managers, the Exchange Agent and Information Agent, the trustees under the TRC Indenture, or any other person, makes any recommendation as to whether holders of Old Notes should tender their Old Notes or provide their consent to the Proposed Amendments in connection with the exchange offers and consent solicitations. The exchange offers and consent solicitations are not being made to any holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The consummation of each exchange offer and consent solicitation is subject to, and conditional upon, the satisfaction or waiver of the conditions described in the prospectus. TRC may, at its option and in its sole discretion, waive any such conditions with respect to any of the exchange offers or consent solicitations, except the condition that the Registration Statement has been declared effective by the SEC under the U.S. Securities Act of 1933, as amended, and the condition that the Ontario Securities Commission has issued a receipt with respect to the Final Prospectus on behalf of itself and the securities commissions in each of the other Provinces of Canada. All conditions to the exchange offers and consent solicitations must be satisfied or, where permitted, waived, at or by the Expiration Time.

Notice to Certain Non-U.S. and Non-Canadian Holders

Belgium

Neither this announcement, the prospectus nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Exchange Offers may not be made in Belgium by way of a “public offering” as defined in Articles 3 and 6 of the Belgian Takeover Law or by way of an offer of securities to the public for which the publication of a prospectus would be required pursuant to the Prospectus Regulation or pursuant to the Belgian Prospectus law, as applicable, each as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither this announcement, the prospectus nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account; or (ii) in any other circumstances which do not require the publication of a prospectus under any of the Belgian Takeover Law, the Prospectus Regulation and the Belgian Prospectus Law, as applicable. This announcement and the prospectus have been issued only for the personal use of the above investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in this announcement and the prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

The Exchange Offers are not made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a Belgian Consumer, and this announcement, the prospectus or any other documents or materials relating to the Exchange Offers have not been and shall not be distributed, directly or indirectly, in Belgium to any Belgian Consumer.

Cayman Islands

No invitation whether directly or indirectly may be made to the public in the Cayman Islands to exchange Old Notes for New Notes.

European Economic Area

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by the PRIIPs Regulation for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This announcement and the prospectus have been prepared on the basis that any offer of New Notes in any Member State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of New Notes. Accordingly, any person making or intending to make any offer in that Member State of New Notes that are subject to the Exchange Offers contemplated in this announcement and the prospectus may only do so in circumstances in which no obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers has authorized, nor do TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers authorize, the making of any offer of New Notes in circumstances in which an obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus for such offer.

Any offer of the New Notes made to holders of the Old Notes which are located or resident in any Member State is addressed only to holders of Old Notes which are qualified investors as defined in the Prospectus Regulation. Any holder of Old Notes that is not a qualified investor is not able to participate in the Exchange Offers.

France

The Exchange Offers are not being made, directly or indirectly, to the public (other than to qualified investors (investisseurs qualifiés)) in France. This announcement, the prospectus and any other offering material relating to the Exchange Offers may be distributed in France only to qualified investors as defined in Article 2(e) of the Prospectus Regulation and in accordance with Articles L.411-1 and L.411-2 of the French Code monétaire et financier. Neither this announcement, the prospectus nor any other offering material has been submitted for clearance to, nor approved by, the Autorité des marchés financiers.

Hong Kong

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available in Hong Kong, by means of any document, other than: (a) to “professional investors” as defined in the SFO and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the C(WUMP)O or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Further, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Exchange Offers, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Exchange Offers which are or are intended to be made only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO. This announcement, the prospectus and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong.

The Exchange Offers are not intended to be made to the public in Hong Kong and it is not the intention of TR Finance that the Exchange Offers be made to the public in Hong Kong.

Italy

None of the Exchange Offers, this announcement, the prospectus or any other document or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of the CONSOB pursuant to Italian laws and regulations.

The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Financial Services Act and article 35-bis, paragraph 3, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, as the case may be.

Holders or beneficial owners of the Old Notes that are resident and/or located in Italy can offer to exchange Old Notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à -vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or this announcement or the prospectus.

Singapore

Neither this announcement nor the prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement, the prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person pursuant to section 275(1) of the Securities and Futures Act, or any person pursuant to section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the New Notes are subscribed or purchased under section 275 of the Securities and Futures Act by a relevant person which is:

(A)

a corporation (which is not an accredited investor (as defined in section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(B)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (as defined in section 2(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Notes pursuant to an offer made under section 275 of the Securities and Futures Act except:

(1)

to an institutional investor or to a relevant person defined in section 275(2) of the Securities and Futures Act, or to any person arising from an offer referred to in section 275(1A) or section 276(4)(i)(b) of the Securities and Futures Act, and further for corporations, in accordance with the conditions specified in section 275 of the Securities and Futures Act;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law; or

(4)	as specified in section 276(7) of the Securities and Futures Act; or

(5)	as specified in regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

The New Notes may not be offered, sold or advertised, directly or indirectly, in or into Switzerland within the meaning of FinSA, except to any investor that qualifies as a professional client within the meaning of the FinSA. Accordingly, any holder of Old Notes, that is not a professional client within the meaning of the FinSA, is excluded from the Exchange Offers. By tendering Old Notes pursuant to the Exchange Offers, a holder will be deemed to have represented and warranted that such holder qualifies as a professional client within the meaning of the FinSA.

Neither this announcement, the prospectus nor any other offering or marketing material relating to the Exchange Offers or the New Notes constitutes a prospectus or a key information document (or an equivalent document) as such terms are understood pursuant to the FinSA, and neither this announcement, the prospectus nor any other offering or marketing material relating to the Exchange Offers or the New Notes may be distributed or otherwise made available in Switzerland, except to any investor that qualifies as a professional client within the meaning of the FinSA.

United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by the UK PRIIPs Regulation for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This announcement and the prospectus have been prepared on the basis that any offer of New Notes in the UK will be made pursuant to an exemption under the FSMA from the requirement to publish a prospectus for offers of New Notes. Accordingly any person making or intending to make an offer in the UK of New Notes which are the subject of the offering contemplated in this announcement and the prospectus may only do so in circumstances in which no obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus pursuant to section 85 of the FSMA in relation to such offer. Neither TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers have authorized, nor do they authorize, the making of any offer of New Notes in circumstances in which an obligation arises for TR Finance, TRC, the Subsidiary Guarantors or any of the Dealer Managers to publish a prospectus for such offer.

Neither the communication of this announcement, the prospectus nor any other offering material relating to the Exchange Offers is being made, and this announcement and the prospectus have not been approved, by an authorized person for the purposes of Section 21 of the FSMA. Accordingly, this announcement and the prospectus are only being distributed to and are only directed at: (i) persons who are outside the UK; (ii) investment professionals falling within Article 19(5) of the Financial Promotion Order; (iii) persons who are within Article 43(2) of the Financial Promotion Order; (iv) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order; or (v) other persons to whom this announcement, the prospectus and any other documents or materials relating to the Exchange Offers may otherwise lawfully be communicated in accordance with the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this announcement, the prospectus or any of its contents and may not participate in the Exchange Offers.

General

All amounts referenced herein, including the consideration for the New Notes, are in U.S. dollars. Dates and times are subject to extension. All references in the section titled “Notice to Certain Non-U.S. and Non-Canadian Holders” have the meanings given to them in the prospectus.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers and consent solicitations may be made only pursuant to the terms and conditions of the prospectus, the Registration Statement and the other related materials.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, those relating to the exchange offers and the consent solicitations (including all details thereof), are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While Thomson Reuters believes that it has a reasonable basis for making the forward-looking statements in this news release, they are not a guarantee of future outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the SEC.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

Investors

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com